CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Keith Neumeyer, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)

the annual report on Form 40-F of First Majestic Silver Corp. for the year ended December 31, 2012 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)	information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of First Majestic Silver Corp.

Date: March 28, 2013

/s/ Keith Neumeyer
Keith Neumeyer
President and Chief Executive Officer
(Principal Executive Officer)